PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC  V6E 3Z3

Telephone: (604) 681-8556    Toll Free: 1-800-747-9911   Fax: (604) 687-5995

mail: info@pacificbooker.com   Symbols: bkm-tsx venture / pbm-amex   Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

American Stock Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. submits a Statement of Claim against the Lake Babine Nation

Vancouver BC,  January 5, 2009:  On October 14, 2008, Pacific Booker Minerals Inc. (“PBM”) was the recipient of an unexpected, damaging and allegedly defamatory press release by Chief, Betty Patrick of the Lake Babine Nation (“LBN”).  This press release was distributed to a wide array of investment and media outlets on the internet.  PBM requested a public retraction of the press release but no response was received from the LBN.  PBM’s board of directors have carefully considered the difficulty created by the LBN press release.  On the one hand, PBM is committed to having a high degree of consultation with the LBN and has, over many years, sought to build a long term trusting relationship with the LBN.  But, on the other hand, the PBM board has a fiduciary duty to its investors and shareholders to protect the company against defamatory and damaging statements.

“We are moving forward with the LBN.  The LBN’s damaging press release, while highly unfortunate, will not prevent us from doing our very best to consult”, according to Erik Tornquist, Executive Vice President & COO of PBM.  “But we have to take care of our shareholders and investors.  We see no way out of the dilemma created by the LBN press release other than to leave the defamation and damages issues to the courts and otherwise act in good faith to consult with the LBN in the ongoing environmental assessment process.”

Indicative of how PBM is moving forward is its recent agreement, after the LBN press release, to provide capacity funding to the LBN to enable effective consultations in the environmental assessment process.  PBM has also agreed to work with LBN to develop a communications protocol.  These and other commitments originated from offers made by PBM some two to three years ago (but which did not receive any LBN response for long inexplicable delays).

Lake Babine Nation, located northwest of Prince George, is one of the largest First Nation communities in British Columbia with a population which includes the communities of Fort Babine, Old Fort, Tachet, Donald’s Landing/Pinkut and Woyenne.

To view information regarding Pacific Booker Minerals Inc., please visit our website home page and reports section at http://www.pacificbooker.com,

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml

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